FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of November 2007
                                 2 November 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky  Broadcasting  Group plc
                announcing 1st Quarter Results released on 2 November 2007




                       BRITISH SKY BROADCASTING GROUP PLC
     Interim Management Statement and Results for the three months ended 30
                                 September 2007

                             Strong demand continues


o    New customer additions of 327,000 in the quarter

o    Net customer growth of 83,000 to 8.665 million

o    Strong growth in additional products from the previous quarter

     -    Record Sky+ growth of 323,000 to 2.697 million, up 14%

     -    HD growth of 66,000 to 358,000, up 23%

     -    Multiroom growth of 68,000 to 1.411 million, up 5%

     -    Sky Broadband growth of 223,000 to 939,000, up 31%

     -    Sky Talk growth of 153,000 to 679,000, up 29%

o    Overall product sales of over 1.2 million, up 86% on the comparable period

o    Sky Broadband passed one million customers during October



Strong top-line growth; profits reflect investment for future growth

o    Group revenue increased by 11% on the comparable period to GBP1,185 million

o Gross margin increased by three percentage points on the comparable period to 66%

o Adjusted operating profit of GBP150 million reflects very strong Sky+ customer growth

o Reported operating profit of GBP143 million including a full first quarter's investment of GBP51 million in Sky Broadband and Talk and GBP6 million in Easynet Enterprise and a GBP7 million exceptional charge

o    Basic EPS of 4.8p (2007: 6.5p); adjusted EPS of 5.0p (2007: 6.4p)(1)


-----------------------------
(1) Comparative period adjusted earnings per share have been revised to take account of GBP3 million EDS litigation costs which were not disclosed as an exceptional item in the comparable period


James Murdoch, Chief Executive said:

"We've seen continued good demand from customers for our entire product range, with over one million product sales for the fourth consecutive quarter. Sky+ has been exceptional, growing faster than ever before - and is now enjoyed by almost one third of Sky TV customers.

"We launched Sky Broadband in the belief that customers would respond to quality and value, and they have. After just 14 months over one million customers have chosen Sky Broadband, and growth continues.

"As expected, our financial performance reflected strong product sales, our investment in high quality programming and a full quarter of investment in Sky Broadband and Talk. We expect that performance for the full year will be in line with our plans."


Enquiries:

Analysts/Investors:

Andrew Griffith                             Tel:     020 7705 3118
Robert Kingston                             Tel:     020 7705 3726

E-mail: investor-relations@bskyb.com

Press:

Matthew Anderson                            Tel:     020 7705 3267
Robert Fraser                               Tel:     020 7705 3036

E-mail: corporate.communications@bskyb.com


A conference call for U.K. and European analysts and investors will be held at 8:00 a.m. (GMT) today. To register for this, please contact Silvana Marsh at Finsbury on +44 20 7251 3801. A live audiocast of this call and replay facility will be available on Sky's corporate website, http://www.sky.com/corporate.

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from Dana Johnston at Taylor Rafferty on +1 212 889 4350. A live audiocast of this call and replay facility will be available on Sky's corporate website, http://www.sky.com/corporate.



Results highlights

All financial results have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including comparatives.



Customer Metrics

'000s                                                 30-Sep-07                30-Jun-07            Net additions
------------------------------------------ --------------------- ------------------------ ------------------------
Total customers(1)(2)(3)                                  8,665                    8,582                       83
Additional products:
Sky+(4)                                                   2,697                    2,374                      323
Multiroom(5)                                              1,411                    1,343                       68
HD                                                          358                      292                       66
Broadband                                                   939                      716                      223
Telephony                                                   679                      526                      153

Other KPI's:
Churn for the quarter (annualised)                        11.3%                    12.1%                      n/a
ARPU                                                     GBP411                   GBP412                      n/a
========================================== ===================== ======================== ========================

(1) Includes DTH customers in Republic of Ireland. (513,000 as at 30 September 2007, 497,000 as at 30 June 2007.)
(2) DTH customers include only primary subscriptions to Sky (no additional Sky+ or Multiroom subscriptions are counted). This does not include Freesat customers who do not subscribe to an additional Sky service or churned customers viewing free-to-air channels.
(3) DTH customers include customers taking Sky packages via DSL through Tiscali TV.
(4) Sky+ includes HD households.
(5) Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions within one household.)


Financial Summary (unaudited)

GBP'millions                               3 months to Sep-07       3 months to Sep-06                 % movement
------------------------------------- ------------------------ ------------------------ --------------------------

Income statement:
Revenue(6)                                              1,185                    1,071                       +11%
Gross profit                                              782                      678                       +15%
% Margin                                                  66%                      63%
Operating profit(7)                                       143                      180                       -21%
% Margin                                                  12%                      17%
Exceptional items((8))                                    (7)                      (3)                        n/m
Adjusted operating profit                                 150                      183                       -18%
Profit for the period                                      84                      116                       -28%
Cash flow information:
EBITDA                                                    201                      224                       -10%
Cash generated from operations                             52                       59                       -12%
Net debt((9))                                         (2,018)                    (997)                      -102%
===================================== ======================== ======================== ==========================


Per share information (pence):                                        3 months to Sep-07       3 months to Sep-06
-------------------------------------- ------------------------ ------------------------- ------------------------

EPS - basic                                                                          4.8                      6.5
EPS - adjusted((10))                                                                 5.0                      6.4
====================================== ================ ================ ================ ========================

(6) Revenue includes GBP46 million from Sky Broadband and Talk and GBP40 million from Easynet Enterprise
(7) Operating profit includes net operating losses of GBP51 million from Sky Broadband and Talk and GBP6 million from Easynet Enterprise and a GBP7 million exceptional charge
(8) Exceptional items include amounts relating to EDS litigation costs
(9) Cash, cash-equivalents, short-term deposits, borrowings and borrowings related financial instruments
(10) Adjusted EPS excludes mark-to-market in derivative financial instruments that do not qualify for hedge accounting and an exceptional charge of GBP7 million (2007: GBP3 million)



OVERVIEW

We are pleased with the start that we have made to the year. In a highly competitive environment, we saw the highest first quarter new DTH customer additions for four years, a further reduction in churn and record first quarter total product sales. Sky Broadband passed the one million customer milestone in October. We continue to focus on the successful execution of our plans.

Better choice, quality and value have continued to attract new customers and to increase the numbers of products chosen by our existing customers. This quarter has seen:

o    A near doubling of total product sales from last year to over 1.2 million;
o    Record quarterly Sky+ growth of 323,000;
o    Strong Multiroom and Sky HD customer growth; and
o    Sky as the fastest growing UK broadband and telephony provider

Net DTH customer growth of 83,000 reflected good new DTH customer additions and, despite retail price changes, a further improvement in churn to 11.3%, the lowest for five quarters.

Our financial performance for the quarter reflected strong top-line growth and our investment for future growth. Total revenue increased by 11% to GBP1,185 million. Operating profit of GBP143 million included a full first quarter's investment of GBP51 million in Sky Broadband and Sky Talk, and GBP6 million in Easynet Enterprise, as well as exceptional legal costs of GBP7 million. Excluding these items, underlying operating profit of GBP207 million was strong. As expected, subscription revenue growth was offset by the impact of the new Barclays Premier League contract and the non-renewal of the agreement to supply our basic channels by Virgin Media. Customer demand for Sky+ and Multiroom upgrade volumes was very strong, and while this incurred short term cost, it will bring important future benefits through higher ARPU and reduced churn. We expect that the performance for the full year will be in line with our plans.

OPERATIONAL REVIEW

New DTH customers of 327,000 were the highest first quarter gross additions for four years. Total product sales exceeded one million for the fourth consecutive quarter: 30% of Sky+ additions and 17% of HD additions were new Sky customers; 39% of broadband additions were new Sky customers, up from 27% in the previous quarter.

Despite retail price changes, DTH churn for the quarter (annualised) recorded its second consecutive decline to 11.3%, a reduction of 0.8 percentage points from the previous quarter, and is at its lowest level for five quarters.

ARPU experienced a decline in line with our expectations, of GBP1 to GBP411, which primarily reflected the one-off loss of PremPlus revenues (GBP5). We expect ARPU to grow for the rest of the financial year, reflecting greater product penetration, increased contributions from broadband and telephony and the full benefit of the retail price changes which were effective from 1 September 2007.

Product penetration and customer mix continue to improve. The number of additional products chosen by our customers has almost doubled in the last 12 months; and 488,000 customers now choose TV, Sky Broadband and Sky Talk, a 54% increase from last quarter. Sky+ households increased by a record 323,000, more than double the comparable period's growth, to reach 2.697 million, 31% penetration of the base. Multiroom households' growth accelerated to 68,000 in the quarter, now 16% of the base; and Sky HD also showed good growth, increasing by 23% to 358,000, 4% of the base. We provide the UK's most comprehensive high definition TV service and recently announced an agreement with Channel 4 to simulcast its main channel in high definition from December.

During the quarter we again improved the quality and flexibility of our programming. In August we launched our coverage of the new Barclays Premier League season, and recorded our highest average audiences for a football season since 2003/04. Sky Sports will show 92 live games, more than ever before, and also broadcast them simultaneously via HD, broadband and mobile. We renewed our agreement with the European Tour for exclusive live rights to the European PGA Tour and the Ryder Cup for a further four years. The new agreement means Sky Sports will show The Ryder Cup in 2008, 2010 and 2012 as well as 32 events from The European Tour, each season, until the end of 2012. Under a new contract with the Rugby League World Cup organisers, Sky Sports will show the final five Qualifiers this November then all 18 matches from next year's World Cup Finals exclusively live. We have also secured the exclusive rights to show Ricky Hatton's WBC Welterweight title fight against Floyd Mayweather in December.

In September we announced Sky One's Autumn season of programmes, headlined by 'Are You Smarter Than A 10-Year-Old' and 'Prison Break'. The new season includes compelling drama from the US, ground-breaking new UK formats and the return of the BAFTA award-winning series 'Ross Kemp on Gangs'. 90% of Sky One's new shows will be broadcast in high definition.

Sky Broadband remained the UK's fastest growing broadband provider. Customer numbers increased by a further 31% to 939,000, 89% of whom were within our network. Of these on-net customers, around 70% opted for a paid-for package. The increase in the proportion of on-net customers reflected bulk migrations of customers within our network coverage area. During October we surpassed the milestone of one million broadband customers, reflecting our brand strength and speed of execution in the sector. At the end of the quarter the Group also had a further 30,000 customers registered to UK Online, Easynet's Broadband service, bringing the total number of broadband customers to 969,000 at the end of the quarter.

Sky Talk also performed well. Customer numbers increased by a further 29% to 679,000. We have more than tripled the Sky Talk customer base in 12 months. 52% of Sky Broadband customers at the end of September also chose a Sky Talk package.

We have made further improvements to our customer experience, with particular focus on our contact centres. We have changed the way we reward customer service agents by placing more emphasis on customer satisfaction, and have changed the team structures to allow more time for leaders to coach our front line advisors. Systems development has improved the speed in which we answer calls, and ensures more customers get through first time to the advisors best equipped to solve their issues.

We have continued to take a lead in the areas of environment and education. During the quarter, we confirmed that we have reduced our carbon footprint on a like for like basis by 8% since 2005/06, and by 27% since 2003/04 (figures audited by ERM). In addition, in partnership with Vauxhall, we have recently commenced a B30 bio-diesel trial for our van fleet. The B30 fuel is from a sustainable source and it is anticipated that the trial will result in a 20% reduction in CO2 emissions per van. In addition 140 hybrid cars have replaced team managers' vans in the fleet which will reduce CO2 emissions by more than 30% per vehicle.

We have also expanded Sky Learning, our service linking customers with educational programmes and other material available through the Sky platform. Students, teachers and parents can now search for content relevant for 6 GCSE subjects and 3 A Level subjects from the thousands of hours of programming broadcast every month. The Sky Learning service has been endorsed as an important supplement to traditional classroom tools by the Innovation Unit at the Department for Children, Schools and Families.

In September, we published the Bigger Picture Review 2007 detailing progress over the past 12 months and setting targets for the year ahead. It is available to view or download at www.Sky.com/responsibilities


FINANCIAL SUMMARY

Our financial performance for the quarter reflected strong top-line growth, investment for future growth and very strong existing customer demand for additional products. Total revenue increased by 11% to GBP1,185 million with operating profit at GBP143 million, although this increased to GBP150 million on an adjusted basis when excluding exceptional costs of GBP7 million.

Revenue

Group revenue showed strong growth, increasing by 11% on the comparable period to GBP1,185 million (2007: GBP1,071 million). This included GBP46 million from Sky Broadband and Talk and GBP40 million from Easynet Enterprise.

Retail subscription revenue increased by 12% on the comparable period to GBP898 million (2007: GBP799 million), the highest growth rate for four years, reflecting a 5% increase in the average number of DTH customers, one month's benefits from the retail price changes announced on 1 September 2007 and increased broadband and telephony customers. Customer growth more than offset a temporary reduction in ARPU, to GBP411, which principally reflected the one-time loss of PremPlus revenues.

Wholesale subscription revenue fell by GBP10 million to GBP43 million, with continued reductions in cable TV premium subscribers and the impact from the non-renewal of the contract to supply Sky's basic channels by Virgin Media.

Advertising revenue remained flat at GBP78 million. Growth in the overall TV advertising sector offset the impact from the non-renewal of the contract to supply Sky's basic channels by Virgin Media.

We estimate that the non-renewal of the basic channels carriage agreement by Virgin Media will adversely impact operating profit by around GBP15 million for each full quarter that the channels remain off their platform.

Sky Bet revenue was GBP11 million, an increase of 10% on the comparable period, benefiting from consolidation of 365 Media Group plc and good growth in internet sports betting and TV games.

Installation, hardware and service revenues increased by 46% to GBP73 million. This increase reflected good DTH customer growth, strong levels of customer upgrades to premium priced hardware and a full quarter's contribution from Sky Broadband.

Gross margin

Programming costs increased by GBP10 million on the comparable period to GBP403 million. This reflected the new Barclays Premier League contract and increased investment in Sky One. Despite this, gross margin for the Group increased by three percentage points from the comparable period to 66%.

Other operating costs

Operating costs, excluding programming, increased by GBP141 million on the comparable period to GBP639 million, reflecting a full quarter's consolidation of Sky Broadband and Talk.

Marketing costs increased by GBP35 million on the comparable period to GBP196 million, the majority of which was driven by the absolute increase in customer numbers, strong product upgrade volumes and higher above-the-line costs. Subscriber management costs increased by GBP35 million to GBP186 million, reflecting a full quarter of Sky Broadband and Talk investment and higher installation, hardware and service costs, although these are offset by their associated revenues. Administration and transmission costs increased by GBP35 million and GBP36 million to GBP137 million and GBP120 million respectively, primarily due to a full quarter's investment from Sky Broadband and Talk and higher depreciation from our infrastructure investment programme. Administration costs also included the GBP7 million exceptional charge.

Profit

Reported operating profit of GBP143 million (2007: GBP180 million) included Sky Broadband and Talk losses of GBP51 million, Easynet Enterprise losses of GBP6 million and an exceptional charge of GBP7 million. Group operating margin for the quarter was 12% on a reported basis and 19% on an underlying basis.

After the Group's share of operating profits from joint ventures of GBP3 million (2007: GBP2 million) and a net interest charge of GBP25 million (2007: GBP16 million), which included a positive GBP2 million mark-to-market movement (2007:
GBP7 million) on the value of non-IFRS hedge accounted derivatives, the Group made a profit before tax in the period of GBP121 million (2007: GBP166 million).

The total tax charge for the period was GBP37 million (2007: GBP50 million), at an effective rate of 31% (2007: 30%).

Earnings

The Group's profit for the period was GBP84 million (2007: GBP116 million), generating basic EPS of 4.8p (2007: 6.5p). Adjusted profit for the period was GBP87 million (2007: GBP113 million), generating adjusted earnings per share of
5.0 pence compared to 6.4 pence in the comparable period. The share capital at the end of the quarter was 1,753 million.

Exceptional items

The Group reported an exceptional charge of GBP7 million within administration expenses (2007: GBP3 million) relating to costs from the Group's claim against EDS, which provided services to the Group as part of the Group's investment in CRM systems software and infrastructure. We currently expect to incur exceptional costs of around GBP16 million during the financial year in respect of this claim.

Cash flow

Operating profit for the period was GBP143 million, generating reported EBITDA of GBP201 million. Following a seasonal working capital outflow of GBP149 million (2007: GBP165 million) principally due to the payment of sports rights, and investment in broadband and telephony, the Group recorded a cash inflow from operations of GBP52 million (2007: GBP59 million). After net acquisition spend of GBP59 million relating to the purchase of Amstrad plc, interest of GBP28 million, cash taxes of GBP37 million, capital expenditure of GBP80 million and other sundry items, net debt as at 30 September 2007 was GBP2,018 million.

Financial position

The financial position of the Company remains strong. At 30 September 2007 the Company had net debt of GBP2,018m, including cash and cash equivalents on the balance sheet of GBP322m.


CORPORATE

On 31 July, the Group announced a recommended cash offer for Amstrad plc. The offer was 150 pence in cash for each Amstrad share, and also contained a loan note alternative, valuing Amstrad plc at approximately GBP125 million. On the 5 September the offer was declared unconditional in all respects, and on 8 October Amstrad plc was formally de-listed from the London Stock Exchange.

Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+ and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of laws and government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the U.K. and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Annual Report for the year ended 30 June 2007. Copies of the Annual Report are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD or from the British Sky Broadcasting web page at www.sky.com/corporate. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Appendix 1 - TV Subscriber and Market Data


                                                  First quarter as at     Fourth quarter as   First quarter as at
                                                    30 September 2007       at 30 June 2007     30 September 2006

DTH homes(1,2) (3)                                          8,665,000             8,582,000             8,258,000

Total TV homes in the U.K. and Ireland(4)                  26,966,000            26,922,000            26,764,000

DTH homes as a percentage of                                      32%                   32%                   31%
total U.K. and Ireland TV homes

Cable - U.K.                                                3,428,000             3,411,000             3,251,000
Cable - Ireland                                               592,000               593,000               606,000
Total pay TV homes                                         12,685,000            12,586,000            12,115,000
Total pay TV homes as a percentage of total                       47%                   47%                   45%
U.K. and Ireland TV homes

Sky+ homes                                                  2,697,000             2,374,000             1,692,000

Multiroom homes(5)                                          1,411,000             1,343,000             1,093,000

HD homes                                                      358,000               292,000                96,000

DTT - U.K.(6)                                              10,279,000             9,811,000             7,646,000


(1) Includes DTH customers in Republic of Ireland of 513,000 as at 30 September 2007.
(2) DTH customers includes only primary subscriptions to Sky (no additional Sky+ or Multiroom subscriptions are counted). This does not include Freesat customers who do not subscribe to an additional Sky service or churned customers viewing free-to-air channels.
(3) DTH homes include  subscribers  taking Sky packages via DSL through  Tiscali
TV.
(4) Total U.K. homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at 30 September 2007). Total Ireland homes estimated by Ireland's Central Statistics Office.
(5) Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions.)
(6) DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at 30 September 2007). These include Sky or Cable homes that already take multi-channel TV.


Appendix 2 - Glossary

-----------------------------------------------           ------------------------------------------------------
Useful definitions                                        Description
-----------------------------------------------           ------------------------------------------------------
Adjusted earnings per share                               Adjusted profit divided by the weighted average number
                                                          of ordinary shares during the year.
-----------------------------------------------           ------------------------------------------------------
Adjusted operating profit                                 Operating profit before taking account of exceptional
                                                          items.
-----------------------------------------------           ------------------------------------------------------
Adjusted profit for the period                            Profit for the period adjusted to remove
                                                          mark-to-market movements in derivative financial
                                                          instruments that do not qualify for hedge accounting,
                                                          exceptional items and any changes in the estimate of
                                                          recoverable tax assets in respect of prior years.
-----------------------------------------------           ------------------------------------------------------
ARPU                                                      Average Revenue Per User: the amount spent by the
                                                          Group's residential subscribers in the quarter,
                                                          divided by the average number of residential
                                                          subscribers in the quarter, annualised.
-----------------------------------------------           ------------------------------------------------------
Churn                                                     The rate at which subscribers relinquish their
                                                          subscriptions, expressed as a percentage of total
                                                          subscribers.
-----------------------------------------------           ------------------------------------------------------
Customer                                                  A subscriber to a DTH service.
-----------------------------------------------           ------------------------------------------------------
DTH                                                       Direct-to-home: the transmission of satellite services
                                                          with a reception through a mini-dish.
-----------------------------------------------           ------------------------------------------------------
EBITDA                                                    Earnings before interest, taxation, depreciation and
                                                          amortisation is calculated as operating profit before
                                                          depreciation and amortisation or impairment of
                                                          goodwill and intangible assets.
-----------------------------------------------           ------------------------------------------------------
Gross margin                                              Revenue less programming expenses as a proportion of
                                                          revenue.
-----------------------------------------------           ------------------------------------------------------
Gross profit                                              Revenue less programming expense.
-----------------------------------------------           ------------------------------------------------------
HD                                                        High Definition.
-----------------------------------------------           ------------------------------------------------------
Multiroom                                                 Installation of one or more additional set-top-boxes
                                                          in the household of an existing DTH customer.
-----------------------------------------------           ------------------------------------------------------
Net debt                                                  Cash, cash-equivalents, short-term deposits,
                                                          borrowings and borrowings related derivative financial
                                                          instruments.
-----------------------------------------------           ------------------------------------------------------
On-net                                                    Customers subscribing to our unbundled broadband
                                                          product.
-----------------------------------------------           ------------------------------------------------------
Product                                                   Any service chosen by a Sky customer.  These include
                                                          DTH, Sky+, Multiroom, Sky HD, Sky Broadband and Sky
                                                          Talk.
-----------------------------------------------           ------------------------------------------------------
Sky Broadband and Talk                                    Sky Broadband, Sky Talk and UK Online combined.
-----------------------------------------------           ------------------------------------------------------
Sale                                                      A sale is a gross addition of any product.
-----------------------------------------------           ------------------------------------------------------
Sky+                                                      Sky's fully-integrated Personal Video Recorder (PVR)
                                                          and satellite decoder.
-----------------------------------------------           ------------------------------------------------------
Underlying                                                Excluding contribution from Sky Broadband and Talk,
                                                          Easynet Enterprise and exceptional items.
-----------------------------------------------           ------------------------------------------------------
Viewing share                                             Number of people viewing a channel as a percentage of
                                                          total viewing audience.

-----------------------------------------------           ------------------------------------------------------


Appendix 3 - Consolidated financial statements

Consolidated Income Statement for the three months ended 30 September 2007


                                                                                                   2007/08                  2006/07
                                                                                              Three months             Three months
                                                                                                     ended                    ended
                                                                                              30 September             30 September
                                                                                                      GBPm                     GBPm
                                                                  Notes                        (unaudited)              (unaudited)

Revenue                                                             1                                1,185                    1,071
Operating expense                                                   2                              (1,042)                    (891)

___________________________________________________________________________________________________________________________________
EBITDA                                                                                                 201                      224
Depreciation and amortisation                                                                         (58)                     (44)
___________________________________________________________________________________________________________________________________

Operating profit                                                                                       143                      180
------------------------------------------------------------ ----------------- ---------------------------- -----------------------

Share of results from joint ventures and associates                                                      3                        2
Investment income                                                                                       15                       14
Finance costs                                                                                         (40)                     (30)
Profit before tax                                                                                      121                      166
------------------------------------------------------------ ----------------- ---------------------------- -----------------------

Taxation                                                                                              (37)                     (50)
Profit for the period                                                                                   84                      116
------------------------------------------------------------ ----------------- ---------------------------- -----------------------

Earnings per share from profit for the period (in pence)
Basic                                                                                                 4.8p                     6.5p
Diluted                                                                                               4.8p                     6.5p
Adjusted basic                                                                                        5.0p                     6.4p
Adjusted diluted                                                                                      5.0p                     6.4p
------------------------------------------------------------ ----------------- ---------------------------- -----------------------

1.       Revenue
                                                                                                   2007/08                  2006/07
                                                                                              Three months             Three months
                                                                                                     ended                    ended
                                                                                              30 September             30 September
                                                                                                      GBPm                     GBPm
                                                                                               (unaudited)              (unaudited)

Retail subscription                                                                                    898                      799
Wholesale subscription                                                                                  43                       53
Advertising                                                                                             78                       78
Sky Bet                                                                                                 11                       10
Installation, hardware and service                                                                      73                       50
Other                                                                                                   82                       81
                                                                                                     1,185                    1,071
------------------------------------------------------------ ----------------- ---------------------------- -----------------------


2.       Operating expense
                                                                                                   2007/08                  2006/07
                                                                                              Three months             Three months
                                                                                                     ended                    ended
                                                                                              30 September             30 September
                                                                                                      GBPm                     GBPm
                                                                                               (unaudited)              (unaudited)

Programming                                                                                            403                      393
Transmission and related functions                                                                     120                       84
Marketing                                                                                              196                      161
Subscriber management                                                                                  186                      151
Administration                                                                                         137                      102
                                                                                                     1,042                      891
------------------------------------------------------------ ----------------- ---------------------------- -----------------------


Appendix 4 - Re-analysis of reported revenue by category

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Other revenue now principally includes income from Easynet Enterprise, Sky Active and technical platform service revenue.


----------------------- --- ------------------- ------------------- ------------------- ------------------- --------------------
                               Three months to                                Separate
                             30 September 2006                           installation,                       Three months to 30
                                 as previously     Transfer of Sky        hardware and                           September 2006
                                      reported              Active             service               Other          Re-analysed
                                   GBP million         GBP million         GBP million         GBP million          GBP million
                                   (unaudited)         (unaudited)         (unaudited)         (unaudited)          (unaudited)
----------------------- --- ------------------- ------------------- ------------------- ------------------- --------------------

Retail Subscription                        792                                                           7                  799
Wholesale Subscription                      53                                                                               53
Advertising                                 78                                                                               78
Sky Bet                                     10                                                                               10
Sky Active                                  22                (22)                                                            -
Installation,
Hardware and Service                         -                                      50                                       50
Other                                      116                  22                (50)                 (7)                   81
                                         1,071                   -                   -                   -                1,071
----------------------- --- ------------------- ------------------- ------------------- ------------------- --------------------

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 2 November 2007                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary